

October 14, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Calamos ETF Trust
        Issuer CIK: 0001579881
        Issuer File Number: 333-191151 / 811-22887
        Form Type: 8-A12B
        Filing Date: October 14, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Calamos Laddered
Bitcoin Structured Alt Protection ETF, Calamos Laddered Bitcoin 80 Series Structured Alt Protection ETF,
and Calamos Laddered Bitcoin 90 Series Structured Alt Protection ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications